DELTIC TIMBER CORPORATION

(870) 881-9400	210 EAST ELM (71730) P O BOX 7200 EL DORADO, AR 71731-7200

April 13, 2015

Mr. Terence O’Brien

Accounting Branch Chief

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Form 10-K for the Fiscal Year Ended December 31, 2014

Filed: March 3, 2015

File No. 001-12147

Dear Mr. O’Brien:

We have considered your comments related to the review of our annual report on Form 10-K for the year ended December 31, 2014, as filed on March 3, 2015 (File number 001-12147). We offer the following responses to such comments.

Form 10-K for the Fiscal Year Ended December 31, 2014

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 26

Comment (1):	Please quantify the impact of factors disclosed as materially impacting the line items comprising operating income for each period presented at the consolidated level and the segment level. Examples of factors disclosed without quantification included:

• The contribution of (a) impact of a higher cost of fee timber harvested; (b) lower replanting cost; and (c) higher cost of hauling stumpage to other mills when discussing your Woodlands segment.

• The contribution of (a) higher raw material log costs; (b) increased maintenance-related expenses; and (c) downtime in the MDF plant when discussing your Manufacturing segment.

Please refer to Items 303(a)(3)(i), 303(a)(3)(iii), and 303(a)(3)(iv) of Regulation S-X and Section 501.12.b.3 of the Financial Reporting Codification for guidance.

United States Securities and Exchange Commission

Comment (1)

(cont.):

Response:	Although we believe the discussion in our Form 10-K for the year ending December 31, 2014 describes the factors that impacted our operating income during the periods under review with an appropriate level of quantification for investors to understand the material factors affecting our results of operations, we are grateful for the Staff’s comment, and in future filings we will ensure that we provide disclosures that are responsive to the Staff’s suggestions. In order to show the Staff how we intend to do this, we have prepared a model of a portion of the Results of Operations section of our Management’s Discussion and Analysis for our business segments, which we present below. The model is based on the corresponding disclosure in our Form 10-K, along with additional disclosure showing the type of information we will provide in future filings to address the Staff’s comment. This additional disclosure, which is highlighted in a red font in the model below, includes the significant factors impacting various line items comprising operating income for each period presented in the Form 10-K, at both the consolidated level and the segment level, as well as the quantifications of such factors. As noted above, we will prepare our disclosures in future filings to provide similar quantification and discussion of variances.

Results of Operations

In the following tables, Deltic’s net sales and results of operations are presented for the three years ended December 31, 2014, 2013, and 2012. Explanations of significant variances and additional analyses for the Company’s consolidated and segmental operations follow the tables.

	Years Ended December 31,
(Millions of dollars, except per share amounts)	2014	2013	2012
Net sales
Woodlands	$37.0	33.8	37.3
Manufacturing	189.6	168.0	105.9
Real Estate	16.3	11.7	11.0
Eliminations	(15.5)	(13.8)	(13.3)

Net sales	$227.4	199.7	140.9

Cost of sales
Woodlands	$11.6	11.8	13.6
Manufacturing	158.1	130.3	87.8
Real Estate	14.3	12.3	12.2
Eliminations	(27.9)	(23.6)	(18.9)

Total cost of sales	$156.1	130.8	94.7

Operating income
Woodlands	$19.1	16.8	18.4
Manufacturing	31.5	38.5	18.1
Real Estate	1.1	(1.4)	(2.1)
Corporate	(17.4)	(18.0)	(17.4)
Eliminations	.1	(.2)	.1

Operating income	34.4	35.7	17.1

United States Securities and Exchange Commission

Comment (1)

(cont.):

	Years Ended December 31,
(Millions of dollars, except per share amounts)	2014	2013	2012
Equity in earnings of Del-Tin Fiber	—	1.1	1.0
Interest and other debt expense, net of capitalized interest	(5.4)	(4.6)	(4.1)
Gain on bargain purchase	—	3.4	—
Other income	.3	3.2	—
Income taxes	(9.6)	(12.6)	(4.8)

Net income	$19.7	26.2	9.2

Earnings per common share
Basic	$1.56	2.06	.73
Assuming dilution	$1.55	2.05	.73

Consolidated

Net income for 2014 was $19.7 million, $6.5 million less than in 2013, primarily due to decreased operating income from the Company’s Manufacturing segment and no acquisition-related gains similar to those reported in 2013, partially offset by increased operating income from the Woodlands and Real Estate segments, combined with lower Corporate segment operating expense. Net income for 2013 was $26.2 million, $17 million more than in 2012, primarily due to increased operating income from the Company’s Manufacturing segment and gains of $6.6 million recognized as a result of the acquisition of Del-Tin Fiber.

Consolidated cost of sales for 2014 of $156.1 million was $25.3 million higher than in 2013 due to higher raw material cost for the Company’s manufacturing operations combined with increased direct manufacturing expenses.

Consolidated cost of sales for 2013 of $130.8 million increased $36.1 million from 2012 due primarily to the inclusion of Del-Tin Fiber’s costs in the consolidated amount subsequent to the April 1, 2013 acquisition.

Consolidated operating income for 2014 was $34.4 million, a decrease of $1.3 million from 2013. The Woodlands segment’s operating income increased $2.3 million due primarily to increased revenues from timber harvested and oil and gas net royalties in 2014. The Manufacturing segment’s operating income decreased $7 million from 2013, primarily due to $3.2 million lower results from the Company’s MDF plant due to a seven percent decline in plant margin, primarily caused by increases in raw materials and maintenance-related expenses, and a $3.8 million, or eight percent, increase in raw material log cost for the sawmills. The Real Estate segment’s operating income increased $2.5 million due to an increase in the number of residential lots sold and a sale of commercial real estate acreage. Corporate operating expense decreased $.6 million due to lower general and administrative expenses, primarily incentive plan expenses.

Consolidated operating income for 2013 of $35.7 million increased $18.6 million when compared to 2012. The Woodlands segment’s operating income decreased $1.6 million mainly due to reduced revenues resulting from a decreased pine pulpwood harvest. The Manufacturing segment’s operating income increased $20.4 million over 2012, $16.4 million due to a higher average sales price for lumber sold, $.9 million due to a gain on involuntary conversion at one of the sawmills, and $3.1 million due to the

United States Securities and Exchange Commission

Comment (1)

(cont.):

inclusion of Del-Tin Fiber results in the segment operations subsequent to the April 1, 2013 acquisition, partially offset by a lower lumber sales volume. The Real Estate segment’s operating results improved by $.7 million due to the gross margin from increased sales of residential lots. Corporate operating expense increased $.6 million due to higher general and administrative expenses, primarily professional fees.

Woodlands

Selected financial and statistical data for the Woodlands segment is shown in the following table.

	2014	2013	2012
Net sales (millions of dollars)
Pine sawtimber	$15.2	13.4	13.1
Pine pulpwood	3.2	2.8	4.0
Hardwood sawtimber	.3	.3	.3
Hardwood pulpwood	1.1	.6	.9
Oil and gas lease rentals	1.7	1.7	2.2
Oil and gas royalties	4.9	4.0	3.3
Hunting leases	2.7	2.4	2.3
Hauling stumpage to other mills	6.2	5.5	7.6

Cost of sales (millions of dollars)
Direct operating expenses	$4.6	4.9	4.6
Oil and gas royalty expenses	.6	.6	.6
Cost of hauling stumpage to other mills	6.2	5.5	7.6
Cost of timberland sold	.2	.8	.8

Cost of fee timber harvested	$5.5	4.5	4.5

Sales volume (thousands of tons)
Pine sawtimber	623	605	607
Pine pulpwood	391	340	475
Hardwood sawtimber	5	6	9
Hardwood pulpwood	58	56	72

Sales price (per ton)
Pine sawtimber	$24	22	22
Pine pulpwood	8	8	8
Hardwood sawtimber	52	45	38
Hardwood pulpwood	19	12	12

Timberland
Net sales (millions of dollars)	$1.1	2.6	2.8
Sales volume (acres)	472	1,677	1,776
Sales price (per acre)	$2,300	1,500	1,600

United States Securities and Exchange Commission

Comment (1)

(cont.):

Woodlands segment net sales in 2014 increased $3.2 million, or nine percent, when compared to 2013. The pine sawtimber harvest for the current year increased by three percent, and the average sales price per ton harvested increased nine percent. The pine pulpwood harvest volume increased 15 percent from the prior year, while there was no change in the average pine pulpwood sales price. Revenues from hardwood pulpwood sales increased $.5 million, primarily due to a 58 percent increase in the average per-ton sales price. Revenues from the sale of timberland decreased $1.5 million due to fewer acres sold in 2014. Oil and gas royalty revenues increased $.9 million due to an increase in both the gas production volume and average sales price received for natural gas. The increase in volume produced was due to the increase in the number of wells in production. Hunting lease revenues were $.3 million more in 2014 versus 2013 due to the increase in acreage leased and average lease rate per acre leased. Revenues from hauling stumpage to other mills were $.7 million higher in 2014 than in 2013, but there is no margin on this revenue due to the related hauling costs offsetting the increase.

Woodlands segment net sales in 2013 decreased $3.5 million, or nine percent, when compared to 2012. The pine pulpwood harvest volume was 28 percent lower than the prior year due to the composition of the specific tracts of timberland being harvested. Revenue from oil and gas royalty payments was higher because of an increase in the average price received for natural gas produced, partially offset by lower gas production volumes. Oil and gas lease rentals were lower due to the expiration of the original lease period on some net mineral acreage, while most of those acres are being held by production and not subject to lease renewal fees. Revenue for hauling stumpage to other mills was $2.1 million lower in 2013 than in 2012, but there is no margin on this revenue due to the related hauling costs offsetting the decrease.

Woodlands segment cost of sales in 2014 decreased $.2 million, or two percent, when compared to 2013. Direct operating expenses decreased $.3 million due to lower operating salaries and benefits and reduced travel and transportation expense and mechanical charges. The cost of hauling stumpage to other mills increased $.7 million, offsetting the increased net sales from this activity. The cost of timberland sold decreased $.6 million due to fewer acres sold in 2014.

Woodlands segment cost of sales decreased $1.8 million in 2013, or 13 percent, when compared to 2012. Direct operating expenses increased $.3 million due to increased replanting expense. The cost of hauling stumpage to other mills decreased $2.1 million, offsetting the decreased net sales from this activity.

Operating income for the Woodlands segment for 2014 increased $2.3 million, or 14 percent, from 2013, due to the items affecting net sales and cost of sales, combined with the impact of the 23 percent higher cost of fee timber harvested that was the result of increased timber harvest volumes and higher per-ton depletion rates.

Operating income for the Woodlands segment for 2013 decreased $1.6 million, or nine percent, from 2012, due to the items affecting net sales and cost of sales.

United States Securities and Exchange Commission

Comment (1)

(cont.):

Manufacturing

Selected financial and statistical data for the Manufacturing segment is shown in the following table.

	2014	2013	2012
Net sales (millions of dollars)
Lumber	$102.9	100.2	84.4
Residual by-products	10.1	12.6	16.1
Medium density fiberboard (“MDF”)[1]	65.0	45.6	N/A
Freight invoiced to customer	12.6	10.1	5.5

Cost of sales – sawmill operations (millions of dollars)
Raw materials	$38.9	35.2	36.0
Change in inventory	(.3)	(1.2)	(.4)
Direct manufacturing expenses	27.7	26.8	25.7
Freight expense	5.0	4.8	5.5
Residual by-products	10.1	12.6	16.1

Depreciation – sawmill operations	$4.8	4.6	4.8

Cost of sales – MDF operations (millions of dollars)[1]
Raw materials	$31.1	20.6	N/A
Change in inventory	(1.0)	(1.8)	N/A
Direct manufacturing expenses	27.3	18.6	N/A
Freight expense	7.7	5.3	N/A

Depreciation – MDF operations	$6.8	4.7	N/A

Lumber
Finished production (MMBF)	268	259	271
Sales volume (MMBF)	268	261	273
Sales price (per MBF)	$383	384	309

MDF (3/4-inch basis)[1]
Finished production (MMSF)	113.7	82.4	N/A
Sales volume (MMSF)	111.9	78.6	N/A
Sales price (per MSF)	$581	579	N/A

[1]	Information presented for 2013 represents the totals for Del-Tin Fiber after April 1, 2013, the date of acquisition, and is included in the consolidated financial statements. Prior to the acquisition, Del-Tin Fiber was treated as an equity method investment.

United States Securities and Exchange Commission

Comment (1)

(cont.):

As a result of the acquisition of Del-Tin Fiber, selected information below has been included for comparative purposes, which represents full-year results for Del-Tin Fiber for the years presented.

	2013	2012
MDF (3/4-inch basis)[2]
Net sales (millions of dollars)	$69.2	70.2
Finished production (MMSF)	112.8	119.9
Sales volume (MMSF)	107.7	120.1
Sales price (per MSF)	$578	523

[2]	Information presented for 2013 and 2012 represents the totals for the Del-Tin Fiber joint venture of which the first three months of 2013 and all of the prior years were previously presented as information for an equity investment.

The Manufacturing segment’s net sales in 2014 increased $21.6 million, or 13 percent, compared to 2013, due primarily to the inclusion of the net sales of the MDF plant in the Manufacturing segment for twelve months in 2014 compared to nine months in 2013. The average lumber sales price for 2014 was essentially unchanged from 2013, while the lumber sales volume increased nearly three percent.

The Manufacturing segment’s net sales in 2013 increased $62.1 million, or 59 percent, when compared to 2012. Additional revenues from the inclusion of Del-Tin Fiber in the Manufacturing segment since April 1, 2013, were $47.8 million, mainly consisting of MDF sales along with the related freight revenue. Changes in freight revenue are offset by the related cost of freight, resulting in no financial impact. Sales revenues from lumber sales increased $15.8 million due to a higher average sales price for lumber sold. The average lumber sales price in 2013 increased $75 per MBF, or 24 percent, from the average 2012 sales price, while the sales volume for 2013 was 4 percent lower than in 2012, as the Company reduced production to match market demand. The average sales price for MDF in 2013 increased $55 per MSF, or 11 percent, from 2012, while sales volume decreased 12.4 MMSF, or 10 percent, from the prior year volume as operating hours were adjusted to match the plant’s production to market demand.

The cost of sales for sawmill operations in 2014 increased $5.8 million, or seven percent, compared to 2013, due primarily to a $3.7 million, or 8 percent, increase in the cost of raw material logs used. Raw material log cost for the sawmills is expected to continue a gradual increase due to increased demand for pine stumpage from area sawmills. Direct manufacturing expenses increased $.9 million due to increased operating salaries and benefits, and maintenance and repairs, and insurance expenses. The change in inventory resulted in a $.9 million increase in cost of sales.

The cost of sales for sawmill operations in 2013 decreased $2.3 million, or three percent, compared to 2012, due mainly to a $.8 million decrease in the cost of raw material logs used, while direct manufacturing expenses increased $1.1 million due to increased utilities, maintenance and repairs, and insurance expenses. The change in inventory resulted in a $.8 million reduction in cost of sales. Freight expense decreased $.7 million, offsetting the decreased net sales from freight activity.

The cost of sales for MDF operations in 2014 increased $24.5 million, or 52 percent, compared to 2013 due to 2014 including a full year of costs, while 2013 included costs for only three quarters, combined with a two percent increase in raw material costs, increased maintenance-related expenses of $2.8 million, and downtime in the MDF plant. Wood chips, resin, and wax are primary raw materials used in the manufacture of MDF. Wood chip prices are expected to increase slightly, while resin and wax prices are subject to various market factors. The intersegment transfer of residual sawmill products included in cost of sales for MDF operations that are eliminated upon consolidation increased $2.6 million.

United States Securities and Exchange Commission

Comment (1)

(cont.):

Operating income for the Manufacturing segment decreased $7 million in 2014 when compared to 2013, due to the factors affecting net sales and cost of sales, combined with $.6 million more losses on disposals of equipment in 2014 than in 2013, and a $.9 million gain from an involuntary conversion reported in 2013 and none in 2014.

Operating income increased $20.4 million in 2013 from the prior year, with approximately $16.4 million of the increase due to the increase in the average lumber price, $3.1 million attributed to the inclusion of Del-Tin Fiber results in the Manufacturing segment since April 1, 2013, and $.9 million related to a gain on involuntary conversion of assets.

Real Estate

Selected financial and statistical data for the Real Estate segment is shown in the following table.

	2014	2013	2012
Net sales (millions of dollars)
Residential lots	$8.2	4.9	3.5
Commercial acres	.9	—	—
Speculative homes	.3	—	.5
Chenal Country Club	6.3	6.4	6.7

Cost of sales (millions of dollars)
Residential lots	$4.3	2.7	1.9
Commercial acres	.4	—	—
Speculative homes	.3	—	.5
Chenal Country Club	6.6	6.7	6.9

Sales volume
Residential lots	98	65	50
Commercial acres	1.7	—	—
Speculative homes	1	—	1

Average sales price (thousands of dollars)
Residential lots	$84	76	70
Commercial acres	501	—	—
Speculative homes	300	—	491

Net sales for the Real Estate segment in 2014 increased $4.6 million from the prior year due to increased revenues from residential lot sales, the sale of commercial acreage in 2014, and the sale of a speculative home.

United States Securities and Exchange Commission

Comment (1)

(cont.):

The Real Estate segment’s net sales for 2013 increased $.7 million from the prior year due to revenues from increased residential lot sales, partially offset by lower revenues at Chenal Country Club.

Cost of sales for the Real Estate segment in 2014 increased $2 million, or 16 percent, from 2013 due to a $1.6 million increase in the cost of residential lots sold as a result of increased lot sales activity, a $.4 million cost of commercial acres sold in 2014, and the $.3 million cost of a speculative home.

Cost of sales for the Real Estate segment for 2013 increased $.1 million, or one percent, from the prior year due mainly to the cost related to increased residential lot sales.

Real Estate operating income in 2014 increased $2.5 million from 2013 due to the increase in the number of residential lots sold, an increase in the average per-lot sales price, and the margin on a sale of commercial acreage.

The 2013 operating loss was $.7 million less than in 2012 due to the increase in the number of residential lots sold, combined with a higher gross profit margin per lot sold during 2013.

Comment (2):	Please expand your disclosure to discuss the main cost drivers affecting cost of sales and how those costs impacted your consolidated and segment operating income during each period presented, as well as management’s expectations of how they may impact future results in order for an investor to understand all material items impacting your results. As an example; we note that for the period ended December 31, 2014 consolidated costs of revenue increased by 19.4% while sales only increased by 13.8%; however there does not appear to be a robust analysis of the reasons behind this decline in gross margin. As such, your narrative should include a discussion of the significant components of your cost of sales, analysis of the changes, and discussion of expected trends and known effects on future operations. Please refer to Item 303(a)(3) of Regulation S-K and Section 501.12 of the Financial Reporting Codification for guidance.

Response:	The main cost drivers affecting the Company’s cost of sales impacting each segment’s, and thus consolidated, operating income are as follows: (1) Woodlands – direct operating expenses (operating salaries and benefits, transportation expenses, etc.), oil and gas royalty expenses, cost of hauling stumpage to other mills, and cost of timberland sold; (2) Manufacturing – raw materials cost, direct manufacturing expenses (operating salaries and benefits, utilities, insurance, etc.), and freight expense; and (3) Real Estate – cost of residential lots, commercial acreage, and speculative homes sold and cost of sales at Chenal Country Club. There is generally little to no margin on either hauling stumpage to other mills in our Woodlands segment or freight activity in our Manufacturing segment since the net sales recorded for these activities are essentially offset by the cost of hauling stumpage to other mills or freight expense.

In the model disclosure presented in response to Comment (1), we included discussion of the significant components of our cost of sales, analysis of changes, and discussion of expected trends and known effects on future operations. In future filings we intend to provide similar expanded explanations for the components of cost of sales, as well as provide material future trend expectations.

United States Securities and Exchange Commission

We trust that we have adequately responded to your requests with regard to the foregoing items. In addition, we acknowledge the following:

•	The Company is responsible for the adequacy and accuracy of the disclosures in the filings;

•	Staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have questions or desire further explanations, please call me at (870) 881-6432.

Very truly yours,

/s/ Kenneth D. Mann

Kenneth D. Mann
Vice President, Treasurer, and Chief Financial Officer